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Richard Horowitz +1 212 698 3525 Direct +1 212 698 0452 Fax

November 12, 2015

Elisabeth Bentzinger, Esq.
Staff Attorney
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056
Ramius Archview Credit and Distressed Feeder Fund
File Nos. 333-204740 and 811-23065

Dear Ms. Bentzinger:

On behalf of Ramius Archview Credit and Distressed Fund (the “Master Fund”) and Ramius Archview Credit and Distressed Feeder Fund (the “Feeder Fund” and, together with the Master Fund, the “Funds”), each a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 5 to the Master Fund’s registration statement on Form N-2 and Pre-Effective Amendment No. 4 to the Feeder Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended. The purpose of this filing is to complete certain outstanding items in the registration statements and to respond to comments you provided telephonically to Matthew Kerfoot of Dechert LLP on November 9, 2015 with respect to the Master Fund’s Pre-Effective Amendment No. 4 filed on Form N-2 and the Feeder Fund’s Pre-Effective Amendment No. 3 filed on Form N-2 on November 9, 2015. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statements on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the pre-effective amendments.

Elisabeth Bentzinger, Esq. November 12, 2015 Page 2

PROSPECTUS

Comment 1. Please supplementally confirm that the numbers in the example table showing the fees and expenses an investor would pay are accurate.

Response 1. We hereby confirm that such numbers for the Funds are accurate.

Comment 2. In each Fund’s prospectus, please conform the discussion of mandatory redemptions to that of the Statement of Additional Information.

Response 2. The prospectuses have been revised accordingly.

Comment 3. Per Item 9.1.e of Form N-2, please disclose the name and principal business address of the custodian, transfer agent and dividend paying agent in each Fund’s prospectus.

Response 3. The prospectuses have been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

cc:   Matthew Kerfoot